SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

A&Q Multi-Strategy Fund
(Name of Issuer)

A&Q Multi-Strategy Fund
(Name of Person(s) Filing Statement)

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Richards
UBS Hedge Fund Solutions LLC
600 Washington Boulevard
Stamford, Connecticut 06901
(203) 719-1428
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Brad A. Green, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

December 16, 2022
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by A&Q Multi-Strategy Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), to purchase shares of beneficial interest of the Fund (the "Shares"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $99,000,000 of Shares that are tendered and not withdrawn prior to the end of the day on January 17, 2023, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)       The name of the filing person is A&Q Multi-Strategy Fund. The principal executive office of the Fund and UBS Hedge Fund Solutions LLC (the "Adviser") is located at 600 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428. The Fund's Executive Officers are: Dylan Germishuys, Principal Executive Officer; Matthew Richards, Principal Accounting Officer; and Aily S. Andrews, Chief Compliance Officer. The Fund's Trustees are: Virginia G. Breen; Heather R. Higgins; and Stephen H. Penman. The address of the Fund's Executive Officers and Trustees is c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.

ITEM 10.	Financial Statements.

(a)          (1)        Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2021, previously filed with the SEC on Form N-CSR on June 8, 2021;

Audited financial statements for the fiscal year ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 6, 2022; and

Unaudited financial statements for the six-month period ended September 30, 2022, previously filed with the SEC on Form N-CSR on December 2, 2022.

(2)       The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)       Not applicable.

(4)       Net asset value per Share of $963.62 (October 31, 2022).

(b)       The Fund's assets will be reduced by the value of the Shares purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 12(a).	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

ITEM 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&Q MULTI-STRATEGY FUND

	By:	/s/ Dylan Germishuys
		Name:	Dylan Germishuys
		Title:	Authorized Signatory

December 16, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Shareholders in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

Filing Fee Exhibit.